SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                               (Amendment No. 8)


                    INTERNATIONAL SPECIALTY PRODUCTS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  460337 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Richard A. Weinberg, Esq.
                       c/o ISP Management Company, Inc.
                                1361 Alps Road
                            Wayne, New Jersey 07470
                                (973) 628-3520
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 9, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                             (Page 1 of 7 Pages)

CUSIP No. 460337 10 8                  13D                   Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Samuel J. Heyman

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         52,567,240

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         52,567,240

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     52,567,240

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     81.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP No.460337 10 8                   13D                   Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Heyman Joint Venture II LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    114,336
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    114,336

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     114,336

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

     This Amendment No. 8 (this "Amendment No. 8") to Schedule 13D relates to the common stock, par value $.01 per share, of International Specialty Products Inc., a Delaware corporation ("ISP"), and amends the statement on
Schedule 13D originally filed on July 3, 1991 by Samuel J. Heyman, GAF Corporation, G-I Holdings, Inc., G Industries Corp. and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation), as amended by Amendment No. 1 filed on January 9, 1997, Amendment No. 2 filed on April 1, 1998, Amendment No. 3 filed on July 24, 1998, Amendment No. 4 filed on August 25, 2000, Amendment No. 5 filed on April 6, 2001, Amendment No. 6 filed on August 21, 2001 and Amendment No. 7 filed on March 27, 2002.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate Transaction Consideration described below in Item 4 is expected to be approximately $125,000,000. The Transaction Consideration would be paid out of available funds of ISP.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4(a)-(j) is amended and supplemented to include the following information:

     Proposed Going Private Transaction

     On July 8, Samuel J. Heyman (the "Stockholder") delivered a letter to the board of directors of ISP proposing a transaction that would result in the Stockholder acquiring "beneficial ownership" (which term, unless otherwise noted, has the meaning specified in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of all of the common stock of ISP. The letter to the board is filed as an exhibit to this Amendment No. 8.

     Under the proposed transaction, holders of shares of common stock of ISP (other than those shares beneficially owned by Stockholder) would receive $10 in cash per share (the "Transaction Consideration").

     It is anticipated that, upon consummation of the proposed transaction, the ISP common stock would be delisted from trading on the New York Stock Exchange and deregistered with the Securities and Exchange Commission.

     Other than changes in the capitalization, corporate structure and/or governing documents resulting from a transaction of the type described above, and other than the intention to cause the board of directors of ISP following consummation of the proposed transaction to be comprised solely of the Stockholder and certain members of ISP's board of directors who are also members of ISP's management, the Stockholder has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. The Stockholder expressly reserves the right to change its business plans with respect to ISP based on future developments.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) As of the close of business on July 8, 2002, the reporting persons may be deemed to beneficially own, in the aggregate, 52,567,240 shares of Common Stock (of which 239,200 represent shares underlying options awarded to the Stockholder under ISP's stock option plan that are exercisable within 60 days of the filing of this Amendment No. 8), representing approximately 81.1% of the ISP common stock outstanding on May 10, 2002 as set forth in ISP's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

     The information in this section is hereby amended to reflect the information contained in the cover pages, all of which is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 is amended to include the following:

     See "Item 4. Purpose of Transaction" for a description of the announcement by the Stockholder on July 8, 2002. These descriptions are subject to, and qualified in their entirety by reference to, the letter to the board of directors of ISP, which has been filed as an exhibit herewith.


                                (Page 4 of 7)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended to include the following:

     C. Letter, dated July 8, 2002, from the Stockholder to ISP's Board of Directors.

             (The remainder of this page intentionally left blank)

                                (Page 5 of 7)

                                   SIGNATURES


  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      SAMUEL J. HEYMAN


                                      /s/ Samuel J. Heyman
                                      ----------------------------------------




                                      HEYMAN JOINT VENTURE II LLC


                                      /s/ Samuel J. Heyman
                                      ----------------------------------------
                                      Name:  Samuel J. Heyman
                                      Title: Manager

Date: July 9, 2002

                                (Page 6 of 7)

                               INDEX TO EXHIBITS

     C. Letter, dated July 8, 2002, from the Stockholder to ISP's Board of Directors.

                                (Page 7 of 7)

                                                                     Exhibit C

                                                    July 8, 2002

International Specialty Products Inc.
Board of Directors
1361 Alps Road
Wayne, NJ  07470

     Gentlemen:

     The focus of our interest at ISP has always been to increase shareholder value for all ISP shareholders. Nonetheless, our efforts have been hampered, at least in part, by the following: First, attracting analyst coverage and public investors to a Company with a majority shareholder and a small public float is inherently difficult and has been made more so by the general stock market downturn; and, second, I believe that investors have not given us sufficient credit for the not insubstantial earnings which have in the past been generated by the Company's investment portfolio, notwithstanding our outstanding investment performance over the years.

     As you know, we have sought to take steps in the past to address some of these issues. For example, on several occasions, ISP has explored the possibility of offering additional common shares to increase stock market liquidity, but concluded that such offering would not make economic sense. Alternatively, believing that our common stock was undervalued in the market, ISP has from time to time engaged in share repurchases in order to enhance shareholder value. While these repurchases had a compelling economic rationale, they inevitably had the adverse effect of further limiting the liquidity of the trading market for ISP stock.

     As a result, ISP has been unable to realize many of the benefits normally associated with public ownership. The following are just two examples: (1) ISP has not been able to utilize its common stock as currency for acquisitions; and (2) the lack of liquidity with respect to the Company's stock has impaired its ability to use stock options or equity-based incentives as a meaningful way to attract and retain employees.

     Accordingly, I am proposing that the Company be taken private in a transaction in which the shareholders, other than my affiliates and myself, would receive $10 per share in cash. This price represents an almost 45% premium over the average price for the prior 30 days.

     I expect that the Board will form a committee of independent Board members to evaluate my proposal, and wish to assure you that I am most interested, as I'm sure you are, in providing for the utmost of procedural fairness in the interests of ISP's minority shareholders. In this connection, we propose that approval of any transaction require the vote of a majority of the minority shareholders. I am willing to meet with you promptly in order to discuss this proposal, and I would hope that we could move forward expeditiously to consider this proposed transaction.



     Sincerely,

     /s/ Samuel J. Heyman